UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of November 2025
Commission File Number: 001-41110
GRAB HOLDINGS LIMITED
3 Media Close, #01-03/06
Singapore 138498
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.   Form 20-F  ☒ Form 40-F  ☐

Announcement of 2025 Annual General Meeting of Shareholders
On November 11, 2025, Grab Holdings Limited announced that it will hold its 2025 annual general meeting of shareholders on December 5, 2025. The announcement and the notice of annual general meeting are furnished as Exhibit 99.1 and Exhibit 99.2, respectively, to this Report on Form 6-K.
EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Grab Announces 2025 Annual General Meeting of Shareholders
99.2	Notice of Annual General Meeting

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAB HOLDINGS LIMITED

	By:	_/s/ Peter Oey___________________
Date: November 12, 2025		Name: Peter Oey
Title: Director and Chief Financial Officer